September 28, 2017
Ms. Cecilia Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

RE:    SEC Comment Letter dated September 21, 2017
The Walt Disney Company
Form 10-K for the fiscal year ended October 1, 2016
Filed November 23, 2016
File No. 1-11605

Dear Ms. Blye:

The Walt Disney Company (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated September 21, 2017 (the “Comment Letter”), regarding the Commission’s review of the Company's Annual Report on Form 10-K for the fiscal year ended October 1, 2016. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response.

During a telephonic conversation with Pradip Bhaumik, Special Counsel, on September 26, 2017, I advised him that the Company is working to respond to the Comment Letter and will require additional time due to time constraints associated with its fiscal year end and the availability of key personnel responsible for the preparation, review and approval of our response. Accordingly, the Company respectfully requested an extension until October 23, 2017, and appreciate Mr. Bhaumik’s agreement to this date.

Should you have any further questions, please do not hesitate to call me at (818) 560-4645.

Sincerely,

/s/ Alicia Schwarz
Principal Counsel
Corporate Legal

cc:    Alan Braverman, Senior Executive Vice President, General Counsel and Secretary
Christine M. McCarthy, Senior Executive Vice President and Chief Financial Officer
Brent A. Woodford, Executive Vice President, Controllership, Financial Planning and Tax
Roger Patterson, Associate General Counsel and Assistant Secretary